UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8F


APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.


I.       GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):

         [ ]   Merger
         [x]   Liquidation

         [ ]   Abandonment of Registration
               (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ]   Election of status as a Business Development Company
               (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund: Liberty All-Star Mid-Cap Fund

3.       Securities and Exchange Commission File No.: 811-21733

4.       Is this an initial Form N-8F or an amendment to a previously filed
         Form N-8F?

         [x]   Initial Application [ ] Amendment

5. Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

         100 Federal Street, Boston, Massachusetts 02110

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Clifford J. Alexander, Esq.                            Kathy Kresch Ingber, Esq.
         Kirkpatrick & Lockhart Nicholson Graham LLP            Kirkpatrick & Lockhart Nicholson Graham LLP
         1601 K Street, N.W.                                    1601 K Street, N.W.
         Washington, D.C. 20006                                 Washington, D.C. 20006
         (202) 778-9068                                         (202) 778-9015

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund's records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         Banc of America Investment Advisors, Inc.
         Attn: Dan McNamara
         100 Federal Street
         Boston, Massachusetts 02110
         617-434-5651

         NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.       Classification of fund (check only one):

                  [x] Management company;
                  [ ] Unit investment trust; or
                  [ ] Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

                  [ ]  Open-end       [x]  Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware, Massachusetts):

         Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         None. Liberty All-Star Mid Cap Fund never commenced operations.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those principal underwriters have been terminated:

         None. Liberty All-Star Mid Cap Fund never commenced operations.

13.      If the fund is a unit investment trust ("UIT") provide:

         (a) Depositor's name(s) and address(es):

                  Not Applicable.

         (b) Trustee's name(s) and address(es):

                  Not Applicable.


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14.      Is there a UIT registered under the Act that served as a vehicle for investment in the fund?

                  [  ]  Yes         [x]  No

         If Yes, for each UIT state:  Name, File Numbers, and Business Address.

15.      (a)      Did the fund obtain approval from the board of directors
                  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [x] Yes [ ] No

                  If Yes, state the date on which the board vote took place:

                  Unanimous Written Consent of the Board of Trustees of the Liberty All-Star Mid-Cap Fund dated September 13, 2006.

                  If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [  ]  Yes         [x]  No

                  If Yes, state the date on which the shareholder vote took place:

                  If No, explain:

                  There are no current stockholders of Liberty All-Star Mid-Cap Fund (the "Fund"). The sole stockholder of the Fund was Banc of America Investment Advisors, Inc. ("BAIA"). BAIA redeemed its shares when it was determined that the Fund would not commence operations.

II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                  [ ]  Yes         [x]  No

                  All outstanding shares were redeemed by BAIA on October 25, 2005.

         (a) If Yes, list the date(s) on which the fund made those distributions:


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         (b)      Were the distributions made on the basis of net assets?

                  [ ]  Yes         [ ]  No

                  Not Applicable.

         (c)      Were the distributions made PRO RATA based on share ownership?

                  [ ]  Yes         [ ]  No

                  Not Applicable.

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

                  Not Applicable.

         (e)      Liquidations only:

                  Were any distributions to shareholders made in kind?

                  [ ]  Yes         [x]  No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      Closed-end funds only:

         Has the fund issued senior securities?

                  [ ]  Yes         [x]  No

         If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.      Has the fund distributed ALL of its assets to the fund's shareholders?

                  [x]  Yes [  ]  No

         If No,

         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?


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


                  [ ]  Yes         [x]  No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

                  [ ]  Yes         [x]  No

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b) Why has the fund retained the remaining assets?

         (c) Will the remaining assets be invested in securities?

                  [ ]  Yes         [  ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                  [ ]  Yes         [x]  No

         If Yes,

         (a) Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a) List the expenses incurred in connection with the Merger or
             Liquidation:

             (i)   Legal expenses:                                      $   0
                                                                        -----

             (ii)  Accounting expenses:                                 $   0
                                                                        -----

             (iii) Other expenses (filing fees and related expenses):   $   0
                                                                        -----

             (iv)  Total expenses (sum of lines (i)-(iii) above):       $   0
                                                                        =====

         (b) How were those expenses allocated?

             Not Applicable.

         (c) Who paid those expenses?


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


             Not Applicable.

         (d) How did the fund pay for unamortized expenses (if any)?

             Not Applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                  [ ]  Yes         [x]  No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

                  [ ]  Yes         [x]  No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                  [ ]  Yes         [x]  No

         If Yes, describe the nature and extent of those activities:

VI.      MERGERS ONLY

26.      (a) State the name of the fund surviving the Merger:

             Not Applicable.

         (b) State the Investment Company Act file number of the fund surviving the Merger:

             Not Applicable.

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used, and date the agreement was filed:

             Not Applicable.

         (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

             Not Applicable.


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


                                  VERIFICATION

         The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Liberty All-Star Mid-Cap Fund, (ii) he is the President and Chief Executive Officer of Liberty All-Star Mid-Cap Fund, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


   Date: December 28, 2006            By:  /s/  William R. Parmentier, Jr.
                                           -------------------------------
                                           William R. Parmentier, Jr.
                                           President and Chief Executive Officer











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